SECURITIES AND EXCHANGE COMMISSION
RECEIVED

DEC 01 2003

DIVISION OF MARKET REGULATION

AH 12/9/2003

12/1/03

CM



03052891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Lincoln Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Normal Boulevard, Suite A
(No. and Street)

Lincoln (City) Nebraska (State) 68506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Rooney, President)402) 488-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dana F. Cole & Company, LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 500 (Address) Lincoln (City) Nebraska (State) 68508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

08/21/1

OATH OR AFFIRMATION

I, Michael J. Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Lincoln Investments, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


GENERAL NOTARY-State of Nebraska
JAMES J. POWERS
My Comm. Exp. Oct. 6, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LINCOLN INVESTMENTS, INC.

LINCOLN, NEBRASKA

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST LINCOLN INVESTMENTS, INC.
TABLE OF CONTENTS

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of First Lincoln Investments, Inc. as of September 30, 2003, and the related statements of income and changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Lincoln Investments, Inc. as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 through 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dana F. Cole & Company, LLP

Lincoln, Nebraska
October 21, 2003

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS	
Cash in bank	11,287
Money market	29
Commissions receivable	2,328
Prepaid expenses	1,465
Total current assets	15,109
FURNITURE AND EQUIPMENT	
Office equipment	64,965
Less accumulated depreciation	(51,584)
Total furniture and equipment	13,381
OTHER ASSETS	
Deposit with clearing organization	10,004
TOTAL ASSETS	38,494

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Commissions payable	5,464
Payroll taxes payable	452
Total current liabilities	5,916
STOCKHOLDER'S EQUITY	
Capital stock - authorized 10,000 shares; $1 par value common; issued and oustanding 2,000 shares of which 1,000 are in the treasury	2,000
Additional paid-in capital	110,500
Retained earnings (deficit)	(64,922)
	47,578
Less treasury stock at cost	(15,000)
Total stockholder's equity	32,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	38,494

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF INCOME AND CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDING SEPTEMBER 30, 2003

REVENUES	
Commissions	158,053
Miscellaneous	15,315
Total revenues	173,368
EXPENSES	
Advertising	3,701
Commissions	79,123
Clearing	22,299
Correspondent fees	2,859
Depreciation	8,015
Donations	229
Dues and subscriptions	6,188
Insurance	5,427
Licensing	384
Miscellaneous	3,000
Postage	1,138
Professional fees	3,161
Quotation expense	11,733
Rent	20,349
Salaries	30,039
Supplies	2,099
Taxes	3,547
Telephone	6,671
Total expenses	209,962
INCOME (LOSS) FROM OPERATIONS	(36,594)
OTHER INCOME (EXPENSE)	
Loss on sale of investment	(2,577)
Loss on sale of equipment	(3,273)
Interest income	68
Total other income (expense)	(5,782)
NET INCOME (LOSS)	(42,376)
RETAINED EARNINGS, beginning	(22,546)
RETAINED EARNINGS (DEFICIT), ending	(64,922)

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS AND GENERAL CREDITORS
YEAR ENDING SEPTEMBER 30, 2003

SUBORDINATED LIABILITIES, October 1, 2002	- 0 -
Increases	
None	- 0 -
Decreases	
None	- 0 -
SUBORDINATED LIABILITIES, September 30, 2003	- 0 -

See accompanying notes to financial statements.

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDING SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions received	168,781
Miscellaneous receipts	15,315
Interest received	68
Cash provided by operating activities	184,164
Cash paid for salaries and commissions	30,039
Cash paid for operating expenses	172,113
Cash disbursed for operating activities	202,152
Net cash used in operating activities	(17,988)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of equipment	4,899
Proceeds from sale of investment	4,623
Net cash used in investing activities	9,522
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	10,000
Net cash provided by financing activities	10,000
NET INCREASE (DECREASE) IN CASH	1,534
CASH AND TEMPORARY INVESTMENTS, beginning of year	9,782
CASH AND TEMPORARY INVESTMENTS, end of year	11,316

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDING SEPTEMBER 30, 2003

Reconciliation of Net Income (Loss) to Net Cash Used in Operating Activities	
Net Income (Loss)	(42,376)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	8,015
Loss on sale of investment	2,577
Loss on sale of equipment	3,273
(Increase) Decrease in:	
Commissions receivable	10,728
Prepaid expenses	2,593
Deposit with clearing organization	(4)
Increase (Decrease) in:	
Commissions payable	(1,339)
Payroll taxes payable	(1,455)
Total adjustments	24,388
Net cash used in operating activities	(17,988)

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Lincoln Investments, Inc., (Company) is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company is a small brokerage firm located in Lincoln, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds.

Organization

First Lincoln Investments, Inc. is organized as a Corporation in the State of Nebraska.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives which range from five to seven years.

For Federal and state income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $3,701 for the year ended September 30, 2003.

NOTE 2. LEASES

The Company leases office space from Ayres and Associates, Inc. The lease is a three year lease expiring December 30, 2003.

The following is a schedule of future minimum rental payments required under the lease as of September 30, 2003:

2004	4,950
2005	- 0 -
2006	- 0 -
2007	- 0 -
	4,950

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At September 30, 2003, the Company had net capital of $17,729, which was $12,729 in excess of its required net capital. The Company's net capital ratio was .33 to 1.

NOTE 4. CHANGE IN ACCOUNTING ESTIMATE

Commissions receivable were overestimated as of September 30, 2002 by $8,756. As a result, the Company revised their estimates. The effect of this change in estimate reduces September 30, 2003 commission by $8,756 which decreases September 30, 2003 net income by $8,756.

NOTE 5. PROVISION (BENEFIT) FOR (FROM) INCOME TAXES

The following are the Company's unused income tax net operating loss carryforwards available for deduction from taxable income in future years and their respective years of expiration.

Year of Expiration	Operating Loss
9-30-18	24,966
9-30-22	26,427
9-30-23	38,313
Total	89,706

Carry forwards which give rise to a deferred tax asset are as follows:

Deferred tax asset	18,750
Valuation allowance	(18,750)
Total deferred tax asset	- 0 -

ACCOMPANYING INFORMATION

FIRST LINCOLN INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2003

NET CAPITAL		
Total stockholder's equity		32,578
Total stockholder's equity qualified for net capital		32,578
Deductions and/or charges		
A. Nonallowable assets		
Prepaid expenses	1,465	
Furniture and equipment	13,381	
Deposit with clearing organization	3	14,849
Net capital before haircuts on securities positions		17,729
NET CAPITAL		17,729
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Commissions payable		5,464
Payroll taxes payable		452
Total aggregate indebtedness		5,916
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
Company		5,000
Excess net capital at 1500%		12,729
Excess net capital at 1000%		17,137
Ratio: Aggregate indebtedness to net capital		.33 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited)		
FOCUS report		17,348
Adjustment		
Commissions receivable		380
Rounding		1
Net capital per audited financial statements		17,729

FIRST LINCOLN INVESTMENTS, INC.
STATEMENT ON EXEMPTION UNDER SEC. RULE 15c3-3
AS OF SEPTEMBER 30, 2003

First Lincoln Investment, Inc. is exempt from rule 15c3-3 under its following rule section:

C(K)(2)(ii) - All customer transactions are cleared through another broker - dealer on a fully disclosed basis.

DANA F. COLE & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
1248 O STREET, SUITE 500
LINCOLN, NEBRASKA 68508

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
First Lincoln Investments, Inc.
Lincoln, Nebraska

In planning and performing our audit of the financial statements and supplemental schedules of First Lincoln Investments, Inc. for the year ended September 30, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dana F. Cole + Company, LLP

Lincoln, Nebraska
October 21, 2003